UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2020

Commission File Number 001-36671

Atento S.A.

(Translation of Registrant's name into English)

1, rue Hildegard Von Bingen, 1282, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐ No: ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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Board of Directors

On October 16, 2020, the Board of Directors of the Company, (the “Board”), elected Mr. Bill Payne to serve as a Class II Director to replace Mr. Oliver Feix as director to the Company.

Bill Payne has over 30 years of executive and management experience in both small, entrepreneurial, and large corporate environments and cultures, having also served in several non-executive, mentoring, advisory and consulting roles.

In addition to his current roles at several global start-up companies, such as Room Rocket, Usable Media and Excello, he is a board mentor at Critical Eye, and a venture capitalist with UK-based Octopus Investments. He is an experienced Non-Executive Director and Chair as well as a visiting Professor at several business schools, including Lancaster University, Henley Management School, Lyon Business School and the University of Surrey, where he was President of the Surrey Business School MBA program.

Earlier in his career, Mr. Payne was a senior executive at IBM, where he held leadership roles in consulting, strategy and process outsourcing in Europe and other geographies, including as General manager of the Global Customer Experience (CRM) Outsourcing Group. Mr. Payne also leads his own strategic consultancy Acadameus, which advises start-ups, mid-caps and high-growth companies.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATENTO S.A.
(Registrant)

Date: October 20, 2020

By: /s/ Carlos Lopez-Abadia
Name: Carlos López-Abadía
Title: Chief Executive Officer

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